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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             The Cobalt Group, Inc.
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                                (Name of Issuer)
                          Common Stock, par value $.01

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                         (Title of Class of Securities)
                                    19074Q103

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                                 (CUSIP Number)
                                October 31, 2000

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[ x ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   19074Q103

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  1.   Names of Reporting Persons.                      Mark T. Koulogeorge
       I.R.S. Identification Nos. of above persons (entities only)

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  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [   ]
       (b) [ x ]

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  3.   SEC Use Only

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  4.   Citizenship or Place of Organization                  United States

Number of              5.    Sole Voting Power                163,574
Shares                 ---------------------------------------------------------
Beneficially           6.    Shared Voting Power              1,642,962
Owned by               ---------------------------------------------------------
Each Reporting         7.    Sole Dispositive Power           163,574
Person With            ---------------------------------------------------------
                       8.    Shared Dispositive Power         1,642,962
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  9.   Aggregate Amount Beneficially Owned by Each Reporting Person   1,806,536

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  10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [  ]

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  11.  Percent of Class Represented by Amount in Row (9)           8.96%

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  12.  Type of Reporting Person (See Instructions)                 IN

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CUSIP No.  19074Q103

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  1.   Names of Reporting Persons    Environmental Private Equity Fund II, L.P.
       I.R.S. Identification Nos. of above persons (entities only)  36 3830765

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  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [   ]
       (b) [ x ]

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  3.   SEC Use Only

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  4.   Citizenship or Place of Organization                  Delaware

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Number of              5.    Sole Voting Power                0
Shares                 ---------------------------------------------------------
Beneficially           6.    Shared Voting Power              951,111
Owned by               ---------------------------------------------------------
Each Reporting         7.    Sole Dispositive Power           0
Person With            ---------------------------------------------------------
                       8.    Shared Dispositive Power         951,111

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  9.   Aggregate Amount Beneficially Owned by Each Reporting Person     951,111

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  10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [  ]

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  11.  Percent of Class Represented by Amount in Row (9)     4.72%

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  12.  Type of Reporting Person (See Instructions)           PN

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CUSIP No.  19074Q103

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  1.   Names of Reporting Persons                The Productivity Fund III, L.P.
       I.R.S. Identification Nos. of above persons (entities only)    51 0369223

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  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [   ]
       (b) [ x ]

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  3.   SEC Use Only

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  4.   Citizenship or Place of Organization                   Delaware

Number of              5.    Sole Voting Power                0
Shares                 ---------------------------------------------------------
Beneficially           6.    Shared Voting Power              691,851
Owned by               ---------------------------------------------------------
Each Reporting         7.    Sole Dispositive Power           0
Person With            ---------------------------------------------------------
                       8.    Shared Dispositive               691,851

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  9.   Aggregate Amount Beneficially Owned by Each Reporting Person      691,851

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  10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares     [  ]

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  11.  Percent of Class Represented by Amount in Row (9)      3.43%

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  12.  Type of Reporting Person (See Instructions)            PN

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CUSIP No.  19074Q103

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  1.   Names of Reporting Persons                          Riverside Partnership
       I.R.S. Identification Nos. of above persons (entities only)    36 4051881

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  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) [   ]
       (b) [ x ]

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  3.   SEC Use Only

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  4.   Citizenship or Place of Organization                  Illinois

Number of              5.    Sole Voting Power                1,642,962
Shares                 ---------------------------------------------------------
Beneficially           6.    Shared Voting Power              0
Owned by               ---------------------------------------------------------
Each Reporting         7.    Sole Dispositive Power           1,642,962
Person With            ---------------------------------------------------------
                       8.    Shared Dispositive Power         0

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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person   1,642,962

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  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [  ]

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  11.   Percent of Class Represented by Amount in Row (9)     8.15%

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  12.   Type of Reporting Person (See Instructions)           PN

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THIS SCHEDULE AMENDS A SCHEDULE 13G FILED FEBRUARY 14, 2000 (THE "ORIGINAL
13G"). ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13G.

Item 2.

    (a)  Name of Person Filing

         Mark T. Koulogeorge ("Koulogeorge"), Environmental Private Equity Fund II, L.P. ("EPEF II"), The Productivity Fund III, L.P. ("PF III") and Riverside Partnership ("Riverside").

    (b) Address of Principal Business Office or, if none, Residence Koulogeorge, EPEF II, PF III and Riverside maintain their principal place of business at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606.

    (c)  Citizenship

         Koulogeorge is a citizen of the United States. EPEF II and PF III are Delaware limited partnerships. Riverside is an Illinois general partnership.

    (d)  Title of Class of Securities
         Common Stock, par value $.01

    (e)  CUSIP Number
         19074Q103

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Item 4.  Ownership
         (a)   Amount beneficially owned

               Riverside in the record owner of 1,642,962 shares.

               EPEF II, by virtue of its status as a general partner of Riverside, may be deemed to be the beneficial owner of 951,111 shares owned of record by Riverside, which shares relate to EPEF II's participating percentage in Riverside.

               PF III, by virtue of its status as a general partner of Riverside, may be deemed to be the beneficial owner of 691,851 shares owned of record by Riverside, which shares relate to PF III's participating percentage in Riverside.

               Koulogeorge is the record owner of 163,574 shares (which number includes 7,000 common stock options at an exercise price of $1.85 per share); and by virtue of his status as an executive officer of the ultimate general partner of EPEF II, may be deemed to be the beneficial owner of 951,111 shares held of record by Riverside; and by virtue of his status as a member of the limited liability company which is the general partner of PF III, may be deemed the beneficial owner of 691,851 shares held of record by Riverside.

         (b)   Percent of Class

               Koulogeorge is the record owner of 0.81%, based upon 20,166,472 shares outstanding, and may be deemed the beneficial owner of 8.96%, based upon 20,166,472 shares outstanding. EPEF II may be deemed the beneficial owner of 4.72%, based upon 20,159,472 shares outstanding. PF III may be deemed the beneficial owner of 3.43%, based upon 20,159,472 shares outstanding. Riverside is the record owner of 8.15%, based upon 20,159,472 shares outstanding. The shares used to calculate these percentages were reported outstanding on Issuer's 11/14/00 Form 10Q EDGAR filing.

         (c)   Number of shares as to which the person has

               (i)       Sole power to vote or direct the vote

                         Koulogeorge     163,574 shares
                         Riverside       1,642,962 shares

               (ii)      Shared power to vote or direct the vote

                         Koulogeorge     1,642,962 shares
                         EPEF II         951,111 shares
                         PF III          691,851 shares

               (iii)     Sole power to dispose or to direct the disposition of

                         Koulogeorge     163,574 shares
                         Riverside       1,642,962 shares

               (iv)      Shared power to dispose or to direct the disposition of

                         Koulogeorge     1,642,962 shares
                         EPEF II         951,111 shares
                         PF III          691,851 shares

Item 8.  See Exhibit I.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   Date:  February 12, 2001

                              /s/ Mark T. Koulogeorge
                   --------------------------------------------------------
                   MARK T. KOULOGEORGE


                   ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.
                   a Delaware Limited Partnership

                   By: Environmental Private Equity Management Company II, L.P., its general partner

                   By: First Analysis Environmental Management Company II, its managing general partner

                   By:        /s/ Bret R. Maxwell
                       -----------------------------------------
                              Bret R. Maxwell, a general partner


                   THE PRODUCTIVITY FUND III, L.P.
                   a Delaware Limited Partnership

                   By: First Analysis Management Company III, LLC, its general partner

                   By:        /s/ Bret R. Maxwell
                        ----------------------------------------
                              Bret R. Maxwell, managing member


                   RIVERSIDE PARTNERHSIP
                   an Illinois General Partnership

                     By:     RIVERSIDE L.L.C.,  its Managing General Partner

                     By:     FIRST ANALYSIS CORPORATION, as Manager


                     By:              /s/ Bret R. Maxwell
                             --------------------------------------------
                                 Bret R. Maxwell, Vice Chairman


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                            EXHIBIT I TO SCHEDULE 13G

                        IDENTIFICATION OF GENERAL PARTNER

         The general partner of Environmental Private Equity Fund II, L.P. ("EPEF II") is Environmental Private Equity Management Company II, L.P., whose ultimate general partners are First Analysis Corporation ("FAC"), a Delaware corporation and Bret R. Maxwell ("Maxwell").

         The general partner of The Productivity Fund III, L.P. ("PF III") is First Analysis Management Company III, LLC, whose members are Mark T. Koulogeorge ("Koulogeorge"), FAC and Maxwell.

         The general partners of Riverside with beneficial interests in securities of the Issuer are EPEF II and PFIII. Mr. Koulogeorge disclaims beneficial ownership of all shares held by Riverside, except to the extent of his indirect pro rata pecuniary interest therein.

         F. Oliver Nicklin ("Nicklin"), President and Director of FAC, and Maxwell, Vice Chairman of FAC, take executive actions on behalf of FAC with respect to FAC's functioning as an ultimate general partner of EPEF II and PF
III. Koulogeorge is a managing director and stockholder of FAC. Each of Nicklin, Maxwell and Koulogeorge maintains his principal office at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606 ("Suite 9500"). Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

         To the best of EPEF II's, PF III's and Riverside's knowledge, each of the natural persons listed above is a citizen of the United States.


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                           EXHIBIT II TO SCHEDULE 13G
                         17 C.F.R. 240.13d-1(k)(1)(iii)

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of The Cobalt Group, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 12, 2001

                              /s/ Mark T. Koulogeorge
                   --------------------------------------------------------
                   MARK T. KOULOGEORGE

                   ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.
                   a Delaware Limited Partnership

                   By: Environmental Private Equity Management Company II, L.P., its general partner

                   By: First Analysis Environmental Management Company II, its managing general partner

                   By:        /s/ Bret R. Maxwell
                       -----------------------------------------
                              Bret R. Maxwell, a general partner

                   THE PRODUCTIVITY FUND III, L.P.
                   a Delaware Limited Partnership

                   By: First Analysis Management Company III, LLC, its general partner

                   By:        /s/ Bret R. Maxwell
                        ----------------------------------------
                              Bret R. Maxwell, managing member

                   RIVERSIDE PARTNERHSIP
                   an Illinois General Partnership

                     By:     RIVERSIDE L.L.C.,  its Managing General Partner

                     By:     FIRST ANALYSIS CORPORATION, as Manager


                   By:        /s/ Bret R. Maxwell
                       -----------------------------------------
                              Bret R. Maxwell, Vice Chairman